SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 21, 2023

I.       Date, Time and Place: On March 21, 2023, at 2 p.m., in digital form, considered as held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/no., Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II.       Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Anmol Bhargava and Paulo Sergio Kakinoff.

III.       Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Mrs. Renata Domingues da Fonseca Guinesi, to act as secretary of the meeting.

IV.       Agenda: To pass resolutions on the following matters:

(i)           the Management Report and the accounts presented by the Executive Board of the Company for the fiscal year ended on December 31, 2022;

(ii)          the Company’s individual and consolidated Financial Statements for the fiscal year ended on December 31, 2022 (“Financial Statements”), accompanied by the report prepared by the independent auditors and the opinions issued by the Statutory Audit Committee and the Fiscal Council;

(iii)        the Consolidated Financial Statements and the 20-F Form of the Company for the fiscal year ended on December 31, 2022, accompanied by the independent auditor’s report; and

V.       Resolutions: Following the necessary explanation and after a detailed analysis of the documents regarding the matters listed herein, the members of the Company’s Board of Directors approved, by unanimous voting, without any restrictions or reservations:

(i)           the Management Report and the accounts presented by the Company’s Executive Board for the fiscal year ended on December 31, 2022.

(ii)          the Financial Statements, accompanied by the independent auditors’ report and the opinions issued by the Statutory Audit Committee and the Fiscal Council of the Company. The individual and consolidated Financial Statements, duly approved and initialed by the Presiding Board, will have a copy filed at the Company’s head office, will be disclosed within the legal term and will be submitted to the Company’s Annual Shareholders’ Meeting to be held on April 28, 2023, with the recommendation for the shareholders’ approval.

(iii)        the Consolidated Financial Statements and the 20-F Form of the Company for the fiscal year ended on December 31, 2022, accompanied by the independent auditor’s report.

VI.       Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up, which, when reopened, were then read, checked, and signed by those present.

VII.       Signatures: Presiding Board – Chairman: Sr. Constantino de Oliveira Junior; Secretary: Renata Domingues da Fonseca Guinesi; Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Michael Schiemer, Anmol Bhargava and Paulo Sergio Kakinoff.

I hereby certify that this is a faithful copy of the minutes that were drawn up in the proper book.

São Paulo, March 21, 2023.

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer